SERIES APPENDIX FOR THE NovoMoto Exchange I SERIES,

A SERIES OF WEFUNDER SPV, LLC, A DELAWARE LIMITED LIABILITY COMPANY

This appendix ("**Appendix**") described the terms of the NovoMoto Exchange I Series (the "**Series**") of Wefunder SPV, LLC (the "**LLC**"), a Series of the LLC established in accordance with Article III of the Limited Liability Company Agreement of the LLC, as that agreement may be amended from time to time (the "**LLC Agreement**"). Each capitalized term used in this Appendix has the meaning assigned to that term in the LLC Agreement, unless that term is otherwise defined in this Appendix, or unless the context otherwise requires.

The following terms apply to this Series:

Name of issuer: NovoMoto Inc.

Series Manager: Wefunder Admin, LLC

Fiscal year End: 12/31

Initial Lead Investor: Kevin Fisher

Series Term: Perpetual, until terminated in accordance with the LLC Agreement

Link to Form C: https://www.sec.gov/edgar/browse/?CIK=1796364